Exhibit 99.1

UNOFFICIAL ENGLISH TRANSLATION OF THE DUTCH/FRENCH ORIGINAL

ANHEUSER-BUSCH INBEV SA/NV

(in short “AB INBEV”) Grand Place 1

1000 Brussels

0417.497.106 RLE (Brussels)

ARTICLES OF ASSOCIATION

(coordinated as at 3 June 2020)

Article 1. NAME

The company is a public limited liability company (société anonyme / naamloze vennootschap) with the name “Anheuser-Busch InBev”, in short “AB InBev” (the Company). It is subject to the rules applicable to listed public limited liability companies under the Belgian Code of Companies and Associations (the Code).

Article 2. REGISTERED OFFICE - WEBSITE

The registered office is situated at 1 Grand’ Place, 1000 Brussels.

The board of directors of the Company (the Board of Directors) may by resolution transfer the registered office to any other town or municipality in Belgium.

The Company may by resolution of the Board of Directors establish seats of administration or operation, branch offices, offices and agencies both in and outside Belgium.

The Company’s website can be accessed at ab-inbev.com.

Article 3. DURATION

The Company is incorporated for an unlimited duration.

It may be wound up by resolution of the shareholders’ meeting of the Company (the Shareholders’ Meeting) passed in the conditions and forms required for a modification of these articles of association (the Articles of Association).

Article 4. CORPORATE PURPOSE

The Company’s corporate purpose is:

a)

to produce and deal in all kinds of products, including (but not limited to) beers, drinks, foodstuffs and any ancillary products, as well as all by-products and accessories, of whatsoever use, origin, purpose or form, and to provide all kinds of services; and

b)

to acquire, hold and manage direct or indirect shareholdings or interests in companies, undertakings or other entities having a corporate purpose similar or related to, or likely to promote directly or indirectly the attainment of the foregoing corporate purpose, in Belgium and abroad, and to finance such companies, undertakings or other entities by means of loans, guarantees or in any other manner whatsoever.

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In general, the Company may engage in any commercial, industrial and financial transactions, in moveable and real estate transactions, in research and development projects, as well as in any other transaction likely to promote directly or indirectly the attainment of its corporate purpose.

Article 5. CAPITAL AND CLASSES OF SHARES

5.1      The share capital of the Company amounts to EUR 1,238,608,344.12. It is represented by 2,019,241,973 shares without nominal value, each of which represents an equal portion of the share capital (the Shares). The share capital has been fully and unconditionally subscribed for and is fully paid up.

5.2      There are two classes of Shares. All Shares are ordinary shares (the Ordinary Shares), except for 325,999,817 Shares (the Restricted Shares). The Restricted Shares shall always be in registered form and shall not be listed or admitted to trading on any regulated or unregulated stock market. The holders of Restricted Shares shall be referred to together as the Restricted Shareholders.

5.3      All Shares entitle their holders to the same rights and benefits, except as set out in these Articles of Association.

Article 6. FORM OF THE SHARES AND OTHER SECURITIES

6.1      Shares that are not fully paid up shall be in registered form. Shares that are fully paid up and other securities issued by the Company shall be either in registered or dematerialised form, except that Restricted Shares shall always remain in registered form.

6.2      Except in the cases referred to in Article 6.1, security holders may elect to have, at any time, at their own expense, registered Shares or other registered securities converted into dematerialised Shares or other dematerialised securities (and vice versa). Dematerialised Shares or other dematerialised securities are represented by a book-entry in an account opened in the name of their owner or holder with an authorised account holder or with a clearing institution.

6.3      The register of registered Shares and the register of other registered securities issued by the Company, if any, are held in electronic form by the Company. The Board of Directors may decide to outsource the maintenance and administration of any electronic register to a third party. All entries in the registers, including transfers and conversions, can validly be made on the basis of documents or instructions which the transferor, transferee and/or holder of the securities, as applicable, may send electronically or by other means. The Company may oppose the registration in the register of registered Shares of any transfers, pledges or conversions that do not comply with the terms of these Articles of Association.

6.4      The Board of Directors may decide to split the register of registered Shares into two volumes, one to be kept at the registered office of the Company and one to be kept elsewhere, in accordance with the conditions set out in article 7:33 of the Code.

Article 7. TRANSFER OF SHARES – PLEDGES - CONVERSION

7.1       Ordinary Shares are freely transferable.

7.2      Subject to Article 7.3, no Restricted Shareholder shall transfer, sell, contribute, offer, grant any option on, otherwise dispose of, pledge, charge, assign, mortgage, grant any lien or any security interest on, enter into any certification (certification / certificering) or depository arrangement or enter into any form of hedging arrangement with respect to, in each case directly

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or indirectly, any of its Restricted Shares or any interests therein or any rights relating thereto, or enter into any contract or other agreement to do any of the foregoing, for a period of five years expiring on 10 October 2021.

7.3	Notwithstanding Article 7.2:

(a)

any Restricted Shareholder may transfer, sell, contribute, offer, grant any option on, otherwise dispose of, pledge, charge, assign, mortgage, grant a lien or any security interest on, or enter into any form of hedging arrangement with respect to, in each case directly or indirectly, any of its Restricted Shares or any interests therein or any rights relating thereto, or enter into any contract or other agreement to do any of the foregoing, to or for the benefit of any person that is its Affiliate, its Successor and/or Successor’s Affiliate (together a Restricted Shareholder Group), provided that if any such transferee ceases to be a member of the Restricted Shareholder Group of the Restricted Shareholder that initially made the transfer (or of its Successor), all such Restricted Shares which such transferee owns or in which it holds an interest shall be automatically transferred to such Restricted Shareholder (or to a person which, at the time of such transfer, is its Affiliate or its Successor) and shall therefore remain Restricted Shares;

for the purposes of these Articles of Association, an Affiliate of any person has the meaning given to it in article 1:20 of the Code, and a Successor of any person shall mean (i) in respect of any entity, any entity (x) to which such person transfers all of its assets and (y) which is (and continues to be) directly or indirectly controlled solely or jointly (within the meaning of articles 1:14, 1:17 and 1:18 of the Code) by the same entities (or their Successors) or individuals (or any heirs of such individuals) that exercised directly or indirectly sole or joint control over, such shareholder immediately prior to such transfer, or (ii) in respect of any individual, any heir of that individual following his or her death or any individual to whom the assets of such individual are required to be transferred by virtue of applicable law;

(b)	any Restricted Shareholder may (or, for the purposes of Article 7.3(b)(ii)(aa) only, a Pledgee or a Receiver – as defined below -may):

(i)

with the prior written consent granted by the Board of Directors (a Pledge Consent) (it being understood that the consent letters entered into by Anheuser- Busch InBev SA/NV with Altria Group, Inc. and BEVCO Ltd. on 11 November 2015 (as subsequently amended from time to time) constitute Pledge Consents for all purposes under these Articles of Association), pledge, charge, assign, mortgage, or otherwise grant a lien over or grant any security interest on all or any part of its Restricted Shares or any interests therein and any rights relating thereto as security (in each case, a Pledge) in respect of any bona fide loans, credit facilities, notes, surety bonds (or other arrangements to secure a stay of execution on or the satisfaction of a judgment or order), letters of credit or any similar extensions of credit to such Restricted Shareholder or any of its Affiliates, hedging, derivative or other financing transactions to which such Restricted Shareholder or any of its Affiliates is a party or, in each case, in respect of which such Restricted Shareholder or any of its Affiliates is a guarantor or security provider, or a guaranty of any of the foregoing;

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(ii)

transfer, sell, contribute, offer, grant any option on, or otherwise dispose of, in each case directly or indirectly, or enter into any contract or other agreement to do any of the foregoing in respect of all or part of (or any interest in) the Restricted Shares that are the subject of a Pledge to which a Pledge Consent has been given:

(aa)

to, or as directed by or with the written consent of, the relevant pledgee, chargee, assignee, mortgagee, or other security interest holder (a Pledgee) or to, or as directed by or with the written consent of, a receiver, administrator or other similar official appointed in connection with an enforcement of a Pledge (a Receiver), simultaneously with, or at any time after, such Restricted Shareholder, Pledgee or Receiver notifying the Company that such Pledgee or Receiver has enforced or commenced enforcement action with respect to such Pledge; or

(bb)

to the extent the Restricted Shareholder determines in good faith that such transfer is the only commercially reasonable alternative available to prevent an imminent enforcement of a Pledge by a Pledgee or a Receiver in respect of such Restricted Shares (and the proceeds of the transfer are used to satisfy the underlying obligation secured by the Pledge) and has given written notice to the Board of Directors in which the Restricted Shareholder confirms that it has determined in good faith that such transfer is the only commercially reasonable alternative available to prevent an imminent enforcement of a Pledge by the relevant Pledgee or Receiver in respect of such Restricted Shares.

In these Articles of Association, a Restricted Transferee shall mean each of any Pledgee, Receiver, anyone to whom any Restricted Shares (or any interest in those Restricted Shares) are (or are agreed to be) transferred, sold, contributed, offered, granted any option on, or otherwise disposed of in accordance with Article 7.3(b)(ii)(aa) or 7.3(b)(ii)(bb), and any person referred to in Article 7.5(c).

7.4      The Company shall record in the register of registered Shares in accordance with Belgian law the details of any Pledge notified to it and which is permitted in accordance with a Pledge Consent, by the end of the next Business Day (as defined below) following the day on which it has received notice of such Pledge and shall, if requested, provide evidence thereof to the relevant shareholder as soon as practicable after such recordation.

7.5      A Restricted Share shall be unconditionally convertible at the option of the person or persons specified below into Ordinary Shares (on the basis of one Ordinary Share for each Restricted Share):

(a)	at any time after 10 October 2021, at the option of the holder in respect of all or any portion of its Restricted Shares;

(b)

immediately prior to, but then solely for the purpose of facilitating, or at any time after entering into an agreement or arrangement to effect, any transfer, sale, contribution, offer, or other disposal permitted pursuant to Article 7.3(b)(ii), at the option of the holder of the Restricted Shares which are the subject of such transaction or of the Restricted Transferee in respect of such Restricted Shares; and/or

UNOFFICIAL ENGLISH TRANSLATION OF THE DUTCH/FRENCH ORIGINAL

(c)

at the option of (i) a Pledgee under a Pledge in respect of shares of SABMiller plc in respect of which a Pledge Consent has been granted or a Receiver in respect of such shares of SABMiller plc where the Pledgee has exercised its rights of enforcement (itself or through a Receiver) prior to 10 October 2016 or (ii) a transferee of, in lieu of, or at the direction of, any such Pledgee or Receiver, in respect of all or any portion of its Restricted Shares.

7.6      Any Restricted Share shall automatically be converted into an Ordinary Share (on the basis of one Ordinary Share for each Restricted Share):

(a)

upon any transfer, sale, contribution or other disposal of any such Restricted Share or any interests or rights therein (including to a Restricted Transferee), except only in the instances referred to in Articles 7.3(a) and 7.3(b)(i) provided that, in such instances, the Restricted Shares shall automatically be converted into Ordinary Shares upon any subsequent transfer, sale, contribution or disposal to any party which is not an Affiliate, a Successor or a Successor’s Affiliate of the Restricted Shareholder; in no case whatsoever shall a Restricted Transferee ever become a Restricted Shareholder in respect of such Restricted Shares;

(b)

immediately prior to the closing of a successful public takeover bid for all the Shares in the Company or the completion of a merger of the Company as acquiring or disappearing company, in circumstances where the shareholders directly or indirectly controlling (within the meaning of article 1:14 of the Code) or exercising directly or indirectly joint control (within the meaning of article 1:18 of the Code) over the Company immediately prior to such takeover bid or merger will not directly or indirectly control, or exercise directly or indirectly joint control over, the Company or the surviving entity following such takeover bid or merger; and/or

(c)	upon the announcement of a squeeze-out bid for the outstanding Shares, in accordance with article 7:82 of the Code.

7.7      In the event that all the Shares in the Company are acquired by a company which the shareholders of the Company immediately prior to such acquisition directly or indirectly control or exercise directly or indirectly joint control over (within the meaning of articles 1:14, 1:17 and 1:18 of the Code), Restricted Shareholders shall be treated in an equivalent manner to holders of Ordinary Shares, save that there shall be equivalent differences between the rights and restrictions attaching to the shares to be issued to holders of Ordinary Shares and the shares to be issued to holders of Restricted Shares to reflect the differences in rights and restrictions between the Ordinary Shares and the Restricted Shares.

7.8      Save where a Pledge Consent has previously been given to a Restricted Shareholder, in which event no further authorisation or consent of, or action by, the Board of Directors shall be required with respect to the creation, existence or enforcement of, or the exercise of the rights under, any Pledge made by such Restricted Shareholder or any of its Affiliates in accordance with the terms of such Pledge Consent, the Board of Directors shall have absolute discretion as to whether to grant a Pledge Consent. The pledging policy that the Board of Directors shall adopt from time to time will set out the circumstances in which the Board of Directors will grant a Pledge Consent. The provisions of these Articles of Association shall be prevailing in the event of any conflict between the pledging policy and these Articles of Association.

UNOFFICIAL ENGLISH TRANSLATION OF THE DUTCH/FRENCH ORIGINAL

7.9      Provided that the relevant conditions set forth in Article 7.5 or 7.6, as applicable, are met, the Company will record the conversion of the Restricted Shares into Ordinary Shares (and, if relevant, the transfer of the Ordinary Shares which are the subject of the conversion of the Restricted Shares to or as directed in writing by the relevant Restricted Shareholder or the Restricted Transferee), in the Company’s share register, on the same Business Day (if the notice relating to such conversion and/or transfer is received by the Company before 1:00 pm Belgian time) or the next Business Day (if the notice relating to this conversion and/or transfer is received by the Company after 1:00 pm Belgian time or on a day that is not a Business Day). For the purpose of these Articles of Association, Business Day(s) shall mean all days of the week with the exception of Saturdays, Sundays and legal public holidays in Belgium.

From the time of conversion, the Ordinary Shares will be freely and unconditionally transferable by (or as directed by) the Restricted Shareholder or Restricted Transferee or any transferee or transferees of such Ordinary Shares, free of any lock-up or other restriction.

On the same day as the recordation of the conversion, the Company will send to Euronext Brussels a request for admission to listing of such Ordinary Shares and take all such steps that are within the Company’s control to ensure that admission to listing occurs promptly thereafter. Neither the Restricted Shareholder, the Restricted Transferee nor any other transferee shall be liable for any costs or expenses incurred by the Company in connection with such conversion or transfer, and the Company shall not be liable for any delay in conversion or transfer or admission to listing provided it complies with this Article 7.9.

7.10    Upon conversion of Restricted Shares in accordance with this Article 7, the Board of Directors shall be empowered to amend Article 5.2 to reflect the modification in the number of Ordinary Shares and Restricted Shares.

Article 8. RIGHTS OF RESTRICTED SHARES

8.1      If at any time the Ordinary Shares shall be changed into a different number of Shares or a different class of Shares by reason of any share dividend, subdivision, reorganisation, reclassification, recapitalisation, stock split, reverse stock split, combination or exchange of Shares, or any similar event shall have occurred, there will be an equivalent share dividend, subdivision, reorganisation, reclassification, recapitalisation, stock split, reverse stock split, combination or exchange of Shares or similar event with respect to the Restricted Shares, provided that (i) nothing shall be deemed to permit the Company (including the Board of Directors) to take any action with respect to its share capital that is otherwise prohibited by these Articles of Association and (ii) if any such event would otherwise cause any Restricted Shareholder to cease to hold at least one such Restricted Share by virtue of its entitlement following such event being to a fraction of less than one Restricted Share, its entitlement following such event shall be rounded up to one Restricted Share. In case of any event referred to in this Article 8.1, Restricted Shareholders shall only be entitled or required to receive Restricted Shares in respect of the Restricted Shares held by them.

8.2      As long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Code.

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Article 9. ORDERLY DISPOSAL

Any initial holder of Ordinary Shares resulting from the conversion of Restricted Shares which were previously held by such holder (other than a Restricted Transferee) or any of its Affiliates who contemplates selling such Ordinary Shares on a stock exchange on which the Ordinary Shares are listed (other than by a block trade or overnight placement in accordance with customary market practice for dispositions of such nature) in a single transaction or series of connected transactions for an amount exceeding 1% of the total share capital within three months of the date of conversion shall use reasonable endeavours to effect such sale in an orderly manner of disposition that is not likely to disrupt materially the market for the Shares and shall consult with the Company in advance of such sale, subject to the Company consenting to being made an insider for these purposes. For the avoidance of doubt, this Article 9 shall not apply to transfers to any Restricted Transferee in the circumstances set out in Article 7.3(b)(ii).

Article 10. DISCLOSURE OF SIGNIFICANT SHAREHOLDINGS

In addition to the transparency disclosure thresholds of 5% and multiples of 5% set out by the applicable Belgian legislation, the disclosure obligation set out in such legislation shall also apply with respect to the thresholds of 3% and 7.5%.

Article 11. AUTHORISED CAPITAL

11.1    The Board of Directors may increase the share capital of the Company, in one or several times, by the issuance of a number of Shares, or financial instruments giving right to Shares, which will not represent more than 3% of the Shares outstanding as at 26 April 2017 (the amount obtained shall be, to the extent necessary, rounded down to result in an entire number of Shares), provided that, in accordance with article 7:198, first indent, of the Code, this may not result in the share capital being increased, in one or several times, by an amount exceeding the amount of share capital prevailing on 26 April 2017.

The increase(s) of capital decided under such authorisation may be effected by contribution in cash or in kind, including as the case may be an issue premium not available for distribution, the amount of which shall be fixed by the Board of Directors, and by creation of new Shares conferring such rights as the Board of Directors shall determine.

The increase(s) of capital may also be effected by capitalisation of reserves, including those not available for distribution, or an issue premium, with or without the creation of new Shares.

Such authorisation is granted to the Board of Directors for a period of five years as from the date of publication of the amendment of the Articles of Association resolved upon by the extraordinary Shareholders’ Meeting of 26 April 2017. It can be renewed, once or several times, in accordance with applicable legal provisions.

11.2    The Board of Directors may be expressly authorised by the Shareholders’ Meeting, in case of public take-over bids on securities of the Company, to increase the capital, under the conditions set out in article 7:202 of the Code. This authorisation may be granted for a period of three years as from the date of the amendment of the Articles of Association setting out the authorisation.

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Article 12. INCREASE AND DECREASE OF CAPITAL – PREFERENTIAL SUBSCRIPTION RIGHT

12.1    In case of an increase of capital through the issue of new Shares, convertible bonds, bonds repayable in Shares, subscription rights or other financial instruments giving a right to Shares (any such Shares, bonds, rights or instruments being referred to as Equity Interests), all shareholders will have a preferential right to subscribe for any such Equity Interests, as set out in and in accordance with article 7:188 of the Code. The preferential subscription right shall entitle each shareholder to subscribe for any new Equity Interests, pro rata to the proportion of existing share capital as it holds immediately prior to such issue and subject to the rules of article 7:188 of the Code. Each shareholder may exercise its preferential right in whole or in part.

The time within which the preferential subscription right may be exercised shall be fixed by the Shareholders’ Meeting or by the Board of Directors as the case may be, but shall not be less than fifteen calendar days from the date on which the subscription period was opened. The preferential subscription right shall be negotiable during the subscription period to the extent to which the Shares may be transferred.

Subject to the rules of article 7:188 of the Code, the Board of Directors may decide that preferential subscription rights which were not or were only partly exercised by any shareholders shall accrue proportionally to the other shareholders of the same class who have already exercised their subscription rights prior to the exercise by the shareholders of the other class of their second ranking preferential subscription right as the case may be. The Board of Directors shall fix the practical terms for such subscription. The Board of Directors may also conclude, upon such terms as it shall determine, all agreements intended to secure the subscription of part or all of the new Shares to be issued.

12.2    The Shareholders’ Meeting acting in accordance with article 7:191 of the Code may restrict or cancel the preferential subscription right for a purpose that is in the best interest of the Company, provided however that if the preferential subscription right is restricted or cancelled with respect to any issuance in which any existing shareholder subscribes to any Equity Interests, all existing shareholders shall be given the same right and be treated in the same way. Such equal treatment requirement shall not apply when the preferential subscription right is restricted or cancelled with respect to issuances of Equity Interests issued solely pursuant to any stock option plans or other compensation plans in the ordinary course of business.

In the case the Shareholders’ Meeting has granted an authorisation to the Board of Directors to effect a capital increase in the framework of the authorised capital and such authorisation allows the Board of Directors to do so, the Board of Directors may likewise restrict or cancel the preferential subscription right applying the same principles as set out in this paragraph.

No Restricted Shares shall be issued other than to a Restricted Shareholder exercising its preferential subscription right in respect of its holding of Restricted Shares, without prejudice to the right of the Ordinary Shareholders to exercise their second ranking preferential subscription right in accordance with article 7:188 of the Code.

12.3    The Company may proceed with a reduction in capital in accordance with articles 7:208 and following of the Code. No such reduction may affect the Restricted Shareholders unless it is approved in accordance with the procedure provided by article 7:155 of the Code, if such article is applicable.

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12.4    Any issue premium booked by the Company shall be recorded in an account that is not available for distribution and may be reduced or cancelled only by a resolution of the Shareholders’ Meeting approved in accordance with the conditions of article 7:208 of the Code.

Article 13. BONDS, SUBSCRIPTION RIGHTS AND OTHER SECURITIES GIVING RIGHT TO SHARES

13.1    The Company may issue bonds by resolution of the Board of Directors and on such conditions as it shall determine. The Shareholders’ Meeting, or the Board of Directors acting within the framework of the authorised capital, may decide to issue convertible bonds, bonds repayable into Shares, subscription rights or any other financial instrument giving right to Shares, subject to Article 12.

13.2    The holders of convertible bonds or subscription rights have the right to attend the Shareholders’ Meetings, but only in a consultative capacity.

Article 14. PAYMENTS

14.1    The Board of Directors may make calls upon the shareholders in such amounts and at such times as it shall fix in respect of any moneys to be paid on the Shares issued further to a capital increase.

Any shareholder who, after fifteen calendar days as from notice given by registered letter, remains in default of payment, shall pay the Company interest at the statutory rate plus two per cent as from the due date. Where such failure is not remedied within one month of a second notice, the Board of Directors may declare the shareholder’s rights forfeited and cause the Shares to be sold without prejudice to the right to claim from it any remainder outstanding plus such damages as may apply.

14.2    The Board of Directors may authorise shareholders to pay in anticipation the moneys uncalled on their Shares on such terms as it shall fix.

Article 15. ACQUISITION BY THE COMPANY OF ITS OWN SHARES

15.1    The Company may, without any prior authorisation of the Shareholders’ Meeting, in accordance with article 7:215 of the Code where applicable, acquire, on or outside the stock exchange, its own Shares up to a maximum of 20% of the outstanding Shares of the Company at the moment of the acquisition for a unitary price which will not be lower than one euro (EUR 1,-) and not higher than 20% above the highest closing price on Euronext Brussels during the last twenty trading days preceding the acquisition.

15.2    The Company may, without any prior authorisation of the Shareholders’ Meeting, in accordance with article 7:218 of the Code, dispose, on or outside the stock exchange, of the Shares of the Company which were acquired by the Company under the conditions determined by the Board of Directors.

With respect to the Shares acquired by the Company as a result of the merger between the Company and Anheuser-Busch InBev SA/NV, the Board of Directors shall be entitled to dispose of such Shares only in connection with (i) any Share delivery obligations undertaken by Anheuser-Busch InBev SA/NV prior to 11 November 2015, (ii) any stock option plans or other compensation plans (including the Zenzele scheme), or (iii) any stock lending agreement or similar arrangement in respect of which the Company used the Shares for the purposes set out in items (i) and (ii).

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15.3    The authorisations set forth in Articles 15.1 and 15.2 also extend to acquisitions and disposals of Shares of the Company by direct subsidiaries of the Company made in accordance with article 7:221 of the Code. Such authorisations were granted for a period of five years as from 28 September 2016.

15.4    Indirect subsidiaries of the Company may, without any prior authorisation of the Shareholders’ Meeting, acquire or dispose of the Shares without any limitation in time, under the conditions set out in article 7:222 of the Code.

Article 16. INDIVISIBILITY OF SECURITIES

All securities shall be held in undivided ownership vis-à-vis the Company. Without prejudice to Article 34 relating to representation at the Shareholders’ Meeting, the Company may suspend all rights attaching to securities until such time as one person shall have been appointed holder thereof vis à vis the Company.

Article 17. SUCCESSORS IN TITLE

Subject to the other provisions of these Articles of Association, the rights and obligations attaching to a Share follow that Share, regardless of whom it is transferred to.

Neither the heirs nor the creditors of a shareholder may, on any grounds whatsoever, require the division or sale by auction of the Company’s assets, nor interfere in any way whatsoever with the administration of the Company. They shall, in exercising their rights, abide by the annual accounts and decisions of the Shareholders’ Meeting.

Article 18. CERTIFICATION OF THE SECURITIES OF THE COMPANY

18.1    The Board of Directors may resolve that the Company will give assistance to a third party for the issuance by the third party of certificates, under the conditions set out by law, in order to represent securities issued by the Company. It may resolve that the Company will pay all or part of the charges of such certification and of the setting up and operating charges of the issuer of the certificates, insofar as such payment is in the interest of the Company.

A certificate holder or issuer or any third party of any kind may only invoke the assistance of the Company in their issuing if the Company has confirmed this assistance in writing to the issuer. The holders of such certificates may only exercise rights towards the Company that are granted to them by law if the evidence of ownership of the registered certificates have previously been approved in writing by the Company.

18.2    Any issuer of certificates, whether or not issued with the assistance of the Company, intending to participate in a Shareholders’ Meeting and exercise the voting rights attached to the certified securities, shall comply with the formalities described in Articles 33.1 to 33.3. Any holder of certificates issued with the assistance of the Company, intending to attend a Shareholders’ Meeting in a consultative capacity, shall comply with the formalities described in Article 33.4.

Article 19. COMPOSITION OF THE BOARD OF DIRECTORS

19.1    The Company shall be managed by a Board of Directors comprising a minimum of three and a maximum of fifteen directors. The directors may be natural persons or legal entities and may but need not be shareholders. The directors are appointed by the Shareholders’ Meeting and are dismissible by it at any time.

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19.2    When a legal entity is appointed as a director, it must specifically appoint a natural person as its permanent representative, to carry out the office of director in the name and on behalf of the legal entity. The legal entity may not revoke its permanent representative without simultaneously appointing a successor. The appointment and termination of the office of the permanent representative are governed by the same disclosure rules as if he/she were exercising the office on his/her own behalf.

19.3    The Board of Directors shall be composed as follows:

(a)	three directors shall be independent directors appointed by the Shareholders’ Meeting upon proposal by the Board of Directors;

(b)

so long as the Stichting Anheuser-Busch InBev and/or any of its Affiliates, any of their respective Successors or Successors’ Affiliates (together, the Reference Shareholder) own, in aggregate, more than 30% of the Shares with voting rights in the share capital of the Company, nine directors shall be appointed by the Shareholders’ Meeting upon proposal by the Reference Shareholder; and

(c)

so long as the Restricted Shareholders together with their Affiliates, any of their respective Successors and/or Successors’ Affiliates own, in aggregate (and taking into account the Ordinary Shares referred to in Article 20.2(b)):

(i)

more than 13.5% of the Shares with voting rights in the share capital of the Company, three directors shall be appointed by the Shareholders’ Meeting upon proposal by the Restricted Shareholders in accordance with the procedure set out in Article 21 (each director appointed in accordance with such procedure being a Restricted Share Director);

(ii)	more than 9% but not more than 13.5% of the Shares with voting rights in the share capital of the Company, two Restricted Share Directors shall be appointed;

(iii)	more than 4.5% but not more than 9% of the Shares with voting rights in the share capital of the Company, one Restricted Share Director shall be appointed; and

(iv)

4.5% or less than 4.5% of the Shares with voting rights in the share capital of the Company, they shall no longer have the right to propose any candidate for appointment as a member of the Board of Directors and no Restricted Share Director shall be appointed;

it being understood that, for the purpose of determining the number of directors to be appointed upon proposal of the Reference Shareholder and the Restricted Shareholders, the percentage of Shares with voting rights held respectively by the Reference Shareholder and the Restricted Shareholders (together with their Affiliates, respective Successors and/or Successors’ Affiliates) shall be computed in accordance with the rules set out in Article 20.

19.4    The term of office of directors shall be as follows:

(a)

with respect to all directors except the Restricted Share Directors, unless the Shareholders’ Meeting sets a shorter term, the term of office shall terminate immediately after the closing of the fourth ordinary Shareholders’ Meeting following

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the date of their appointment (or such shorter term decided by the Shareholders’ Meeting);

(b)	with respect to all Restricted Share Directors, the term of office shall terminate immediately after the closing of the next ordinary Shareholders’ Meeting following the date of their appointment; and

(c)	all directors shall be eligible for re-election.

19.5    If, any time between two ordinary Shareholders’ Meetings, the number of Restricted Share Directors which the Restricted Shareholders are entitled to propose for appointment to the Board of Directors pursuant to Articles 19.3(c), 20.2(a) and 20.2(b) (the Permitted Number) becomes and remains lower than the number of Restricted Share Directors that are members of the Board of Directors, the Board of Directors shall remain composed of the same number of Restricted Share Directors until the next ordinary Shareholders’ Meeting. At such Shareholders’ Meeting, the Restricted Shareholders shall be entitled to present only a number of candidates for appointment to the Board of Directors equal to the Permitted Number.

Article 20.	CALCULATION OF THE NUMBER OF DIRECTORS TO BE PRESENTED BY THE REFERENCE SHAREHOLDER AND THE RESTRICTED SHAREHOLDERS

20.1    For the purpose of calculating the percentage of Shares with voting rights in the share capital of the Company owned by the Reference Shareholder in order to determine the number of directors to be proposed by the Reference Shareholder under Article 19.3, the following rules shall apply:

(a)

any Shares in the Company (i) issued pursuant to stock option plans or other compensation plans after 10 October 2016, (ii) disposed of by the Company pursuant to Article 15.2, to the extent such shares were owned by the Company as at 10 October 2016, or (iii) owned by the Company or any of its subsidiaries within the meaning of article 1:15 of the Code on the date set out in Article 20.1(b), shall be disregarded for the purposes of calculating the total number of shares with voting rights in the share capital of the Company; and

(b)

the percentage of Shares owned by the Reference Shareholder shall be calculated on the basis of the number of Shares owned by it on the 120th calendar day prior to the relevant Shareholders Meeting at which the appointment, re-election or confirmation of co- optation of any director proposed by the Reference Shareholder is to be decided.

20.2    For the purpose of calculating the percentages of Shares with voting rights in the share capital of the Company owned by a Restricted Shareholders Group (or all Restricted Shareholder Groups in aggregate) in order to determine the number of Restricted Share Directors to be proposed under Article 19.3, the following rules shall apply:

(a)

any Shares in the Company (i) issued pursuant to stock option plans or other compensation plans after 10 October 2016, (ii) disposed of by the Company pursuant to Article 15.2, to the extent such shares were owned by the Company as at 10 October 2016, or (iii) owned by the Company or any of its subsidiaries within the meaning of article 1:15 of the Code on the date set out in Article 20.2(c), shall be disregarded for the purposes of calculating the total number of shares with voting rights in the share capital of the Company;

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(b)

with respect to each person who, as at 10 October 2016, owned Restricted Shares in its own name, as long as such person or any member of its Restricted Shareholder Group still owns at least one Restricted Share in its own name, any Ordinary Shares owned by, or on behalf of, such Restricted Shareholder Group shall be added to the number of remaining Restricted Shares owned by such Restricted Shareholder Group provided that, on the date set out in Article 20.2(c), such Ordinary Shares are in registered form:

(i)	in the name of any member of such Restricted Shareholder Group which member owns at least one Restricted Share;

(ii)

in the name of any member of such Restricted Shareholder Group which member does not itself own at least one Restricted Share and, where at the latest on the tenth calendar day following the date set out in Article 20.2(c), the Company has received (aa) a notice from the member of the Restricted Shareholder Group owning such Ordinary Shares confirming that it is a member of a Restricted Shareholder Group and identifying which such Restricted Shareholder Group, and (bb) a notice from one or more members of the relevant Restricted Shareholder Group which own(s) at least one Restricted Share confirming that such person is a member of the Restricted Shareholder Group;

(iii)

in the name of a custodian owning such Ordinary Shares on behalf of any member of such Restricted Shareholder Group which has the right to exercise the voting rights in respect of such Ordinary Shares as a result of holding an interest in such Ordinary Shares, and where, at the latest on the tenth calendar day following the date set out in Article 20.2(c), the Company has received (aa) a notice from the relevant custodian confirming that, on the date set out in Article 20.2(c), such Ordinary Shares were owned by such custodian on behalf of such member of such Restricted Shareholder Group, and (bb) a notice from such member of such Restricted Shareholder Group confirming that, on the same date, it is a member of the Restricted Shareholder Group owning at least one Restricted Share and identifying which such Restricted Shareholder Group and confirming that such Ordinary Shares were owned on its behalf by such custodian (it being understood that Ordinary Shares will not be deemed to be owned on behalf of a Restricted Shareholder Group by a custodian as a result only of (x) being loaned to such custodian or being subject to any similar arrangement, or (y) being owned by a custodian in connection with a derivative or hedging arrangement between the custodian and the relevant member of the Restricted Shareholder Group except where the custodian directly or indirectly acquired or received such Ordinary Shares from a member of the Restricted Shareholder Group);

(c)

the number and percentage of Restricted Shares and Ordinary Shares held by a Restricted Shareholder Group in accordance with Articles 19.3(c), 20.2(a), 20.2(b) and 21.3 shall be calculated on the basis of the number of such Shares held by it on the 120th calendar day prior to the relevant Shareholders’ Meeting at which the appointment, re- election or confirmation of co-optation of a Restricted Share Director is to be decided (each such Shareholders’ Meeting being an Appointment Shareholders’ Meeting), except as follows:

(i)	if the Appointment Shareholders’ Meeting is not the ordinary Shareholders’ Meeting referred to in Article 32.1, where this number and percentage shall be

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calculated on such other date determined by the Board of Directors and announced not later than the tenth calendar day prior to such date; or

(ii)	in the instance set out in Article 22.1(c), where this number and percentage shall be calculated on the date set out in Article 22.4;

(d)

if any person which is a member of a Restricted Shareholder Group ceases to be part of the Restricted Shareholder Group referred to in the notice provided in accordance with Article 20.2(b)(ii) or 20.2(b)(iii), it shall promptly notify the Company; and

(e)

in any event, the Restricted Shareholders (together with any other person which is a member of any Restricted Shareholder Group) shall never be entitled to have more than three directors appointed upon their proposal.

Article 21. APPOINTMENT OF RESTRICTED SHARE DIRECTORS

21.1	Except where:

(a)

the Board of Directors has received from a Requisite Majority (as defined below) written resolutions in compliance with the rules set out in Articles 21.4 to 21.6 proposing a sufficient number of candidates so that, if such candidates are appointed or re-elected or their co-optation is confirmed, the Board of Directors will be composed of the Permitted Number of Restricted Share Directors, or

(b)

the confirmation of the co-optation of any Restricted Share Directors is to be submitted to a Shareholders’ Meeting which is not otherwise an Appointment Shareholders Meeting and the fact that such confirmation is to be submitted to such Shareholders’ Meeting is announced less than 130 calendar days prior to the date of the Shareholders’ Meeting, the Board of Directors shall convene a meeting of the Restricted Shareholders (a Restricted Shareholders’ Meeting) at least 90 calendar days in advance of any Appointment Shareholders’ Meeting in order for Restricted Shareholders to vote for the candidates to be presented for re- election, appointment or confirmation of co-optation as Restricted Share Director, at such Appointment Shareholders’ Meeting. Such Restricted Shareholders’ Meeting shall be held at least 60 calendar days prior to the Appointment Shareholders’ Meeting.

21.2    At least 10 calendar days prior to any Restricted Shareholders’ Meeting, any Restricted Shareholder may propose one or more candidates to be presented for appointment as Restricted Share Directors to the Board of Directors and the other Restricted Shareholders. During the Restricted Shareholders’ Meeting, Restricted Shareholders shall vote to select the Restricted Share Directors to be appointed among such candidates in one round of voting in accordance with the rules set out in Article 21.3.

21.3    The following rules shall apply between the Restricted Shareholders in respect of any Restricted Shareholders’ Meeting to select candidates to be presented to the Board of Directors for re-election, appointment or confirmation of co-optation as Restricted Share Directors:

(a)

each Restricted Shareholder Group shall have one vote for each Restricted Share and each Ordinary Share referred to under Article 20.2(b) (all such Shares together the Restricted Shareholder Voting Shares), provided that:

(i)	if the aggregate of the Restricted Shareholder Voting Shares owned by, or on behalf of, any Restricted Shareholder Group exceeds 175% of the aggregate

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number of Restricted Shares held by such Restricted Shareholder Group on 10 October 2016 (or the relevant adjusted number taking account of any change to Restricted Shares as referred to in Article 8.1), such Restricted Shareholder Group shall together not be entitled to exercise more than the number of votes equal to 175% of the number of the Restricted Shares owned by, or on behalf of, such Restricted Shareholder Group on 10 October 2016 (or the relevant adjusted number taking account of any change to Restricted Shares as referred to in Article 8.1);

(ii)

if any Restricted Shareholder Group wishes to exercise the additional votes attaching to any Ordinary Shares referred to in Article 20.2(b) owned by, or on behalf of, such Restricted Shareholder Group, such Restricted Shareholder Group must cast all of the votes attaching to its Restricted Shareholder Voting Shares in favour of no more than two candidates; and

(iii)

no candidate shall be eligible to receive such additional votes from more than one Restricted Shareholder Group (it being understood that, in the event any one candidate receives such additional votes from more than one Restricted Shareholder Group, such candidate shall be deemed to have received the number of additional votes of the Restricted Shareholder Group casting the most additional votes in favour of such candidate);

(b)	all candidates will be proposed in one single round of voting where all votes attaching to all Restricted Shareholder Voting Shares may be cast;

(c)

subject to Article 21.3(a)(ii), any vote may be cast in favour of any candidate and a Restricted Shareholder may cast its votes in any manner it chooses between the candidates (including by exercising all votes in favour of a single candidate or dividing its votes in any proportion it chooses among more than one candidate);

(d)

the candidate(s) having received the highest number of votes up to the number of Restricted Share Directors to be appointed in accordance with Article 19.3 shall be presented to the Appointment Shareholders’ Meeting for appointment; and

(e)

following each Restricted Shareholders’ Meeting, the Company shall as promptly as reasonably practicable notify the Restricted Shareholders of (i) the identity of the candidates selected by the Restricted Shareholders for appointment, re-election or confirmation of co-optation as Restricted Share Directors (as applicable) by the ensuing Appointment Shareholders’ Meeting and (ii) with respect to each candidate so identified, the Restricted Shareholder Group that cast the most votes in favour of such candidate at such Restricted Shareholders’ Meeting (the Proposing Holder).

21.4    Decisions of the Restricted Shareholders’ Meetings can also validly be taken by written resolutions of a Requisite Majority, provided that (i) one or more persons who constitute or may constitute a Requisite Majority and intend to act by way of written resolutions pursuant to this Article (if they do constitute a Requisite Majority) appoint a representative to communicate with the Board of Directors in connection therewith (a Restricted Shareholder Representative) and (ii) between 115 and 135 calendar days prior to the applicable Appointment Shareholders’ Meeting (or in the case of written resolutions in connection with a vacancy pursuant to Article 22.1(c), within 10 calendar days of the vacancy arising), such Restricted Shareholder Representative notifies to the Board of Directors the intention of such person(s) to act by way of

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written resolution pursuant to this Article 21.4 together with the identity of each such person (a Restricted Shareholder Representative’s Notice).

For the purpose of these Articles of Association, a Requisite Majority shall mean persons having the right to exercise the voting rights as a result of holding directly or indirectly not less than the minimum number of Restricted Shareholder Voting Shares that would be necessary to select the Permitted Number of candidates for appointment, re-election or confirmation of co- optation as Restricted Share Directors at a Restricted Shareholders’ Meeting at which all Restricted Shareholder Voting Shares were present and voted (subject to the restrictions set out in Article 21.3(a)), irrespective of how any Restricted Shareholder Voting Shares held by other persons would have been voted at such meeting (other than as a result of the restrictions set out in Article 21.3(a)).

21.5    The Company shall, at least 105 calendar days prior to any applicable Appointment Shareholders’ Meeting (or in the case of a written resolution in connection with a vacancy pursuant to Article 22.1(c), within 10 calendar days of the Restricted Shareholder Representative’s Notice), provide the Restricted Shareholder Representative with (i) a form of written resolutions that may be used by the Requisite Majority to specify candidates for appointment, re-election or confirmation of co-optation as Restricted Share Directors pursuant to Article 21.4 at the next Appointment Shareholders’ Meeting or, as applicable, in order to fill a vacancy pursuant to Article 22.1(c), and (ii) a statement of the number of Restricted Share Directors eligible to be appointed (including any re-elections or confirmations of co-optation) in accordance with Article 19.3(c) or, as applicable, the number of vacancies to be filled in accordance with Article 22.1(c). If the Company concludes that the person(s) identified in the Restricted Shareholder Representative’s Notice in relation to any applicable Appointment Shareholders’ Meeting do not constitute a Requisite Majority, the Board of Directors shall convene a Restricted Shareholders’ Meeting in accordance with Article 21.1. Written resolutions delivered pursuant to Article 21.4 shall specify, with respect to each candidate specified for appointment as a Restricted Share Director by such written resolutions, the Restricted Shareholder Group which shall be deemed to be the Proposing Holder.

21.6    The Restricted Shareholder Representative (if any) shall notify the Board of Directors of the identity of the candidate(s) selected to be presented for appointment, re-election or confirmation of co-optation as Restricted Share Directors at the latest 95 calendar days prior to the date of the Appointment Shareholders’ Meeting by sending to the Board of Directors a copy of the written resolutions of the Restricted Shareholders (or in the case of written resolutions in connection with a vacancy pursuant to Article 22.1(c), within 30 calendar days following the vacancy arising). The candidates notified to the Board of Directors in accordance with this Article 21.6 shall be presented to the Appointment Shareholders’ Meeting for appointment, re- election or confirmation of co-optation, it being understood that the Restricted Shareholders shall not be allowed to notify for appointment, re-election or confirmation of co-optation as Restricted Share Directors in aggregate more candidates than the Permitted Number.

21.7    If, for any reason, the Restricted Shareholders propose fewer (or no) candidates for appointment, re-election and confirmation of co-optation as Restricted Share Directors in aggregate at any Appointment Shareholders’ Meeting so that, if such candidates are appointed or re-elected or their co-optation is confirmed (as applicable), the Board of Directors will be composed of fewer than the Permitted Number of Restricted Share Directors, the Board of Directors shall be validly composed of a lower number of Restricted Share Directors than is foreseen in Article 19.3 until the next Appointment Shareholders’ Meeting.

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Article 22. VACANCIES

22.1    When a position on the Board of Directors becomes vacant, the remaining directors shall have the right to temporarily fill the vacancy by appointing a candidate proposed by:

(a)	the Board of Directors, in the case of a vacancy relating to an independent director;

(b)	the Reference Shareholder, in the case of a vacancy relating to a director appointed upon proposal of the Reference Shareholder; or

(c)	in the case of a vacancy relating to a Restricted Share Director, the following in descending order of precedence:

(i)

the applicable Proposing Holder (if such Proposing Holder then holds a Sufficient Restricted Shareholding) by written proposal notified to the Board of Directors at the latest on the 15th calendar day following the vacancy arising;

(ii)

if (i) does not apply, a Requisite Majority of Restricted Shareholders acting by written resolutions notified to the Board of Directors at the latest on the 30th calendar day following the vacancy arising; and

(iii)	if neither (i) nor (ii) applies, a Restricted Shareholders’ Meeting.

Sufficient Restricted Shareholding means, with respect to a Proposing Holder, the direct and indirect holding by such Proposing Holder of no less than the minimum number of Restricted Shareholder Voting Shares that would be necessary for such Proposing Holder to be capable of selecting such number of candidates for appointment to the Board of Directors at a Restricted Shareholders’ Meeting at which all Restricted Shareholder Voting Shares were present and voted (subject to the restrictions set out in Article 21.3(a)), irrespective of how any Restricted Shareholder Voting Shares held by other persons would have been voted at such meeting (other than as a result of the restrictions set out in Article 21.3(a)), as is at least equal in the aggregate to the number of candidates being proposed by such Proposing Holder pursuant to the preceding sentence of this Article 22.1 plus the number of continuing Restricted Share Director (if any) in respect of which it is the Proposing Holder.

22.2    Any temporary appointment effected in accordance with Article 22.1 shall (i) be subject to confirmation at the next Shareholders’ Meeting unless the Board of Directors, the Reference Shareholder or the Restricted Shareholders’ Meeting (or a Requisite Majority of Restricted Shareholders), as applicable, propose an alternative candidate in accordance with the rules set out in Articles 19 to 21, and (ii) subject to such confirmation, be for a term equal to the remainder of the term of the director who held office prior to such vacancy arising.

22.3    In the event of a Restricted Shareholders’ Meeting in the situation referred to in Article 22.1(c)(iii):

(a)

the Restricted Shareholders’ Meeting shall be convened by the Board of Directors at the latest on the 40th calendar day following the vacancy arising and held within 70 calendar days of the vacancy arising;

(b)

at least 10 calendar days prior to any such Restricted Shareholders’ Meeting, any Restricted Shareholder may propose one or more candidates to be proposed to the Restricted Shareholders’ Meeting as the candidate (in the case of a single vacancy) or

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candidates (in the case of multiple vacancies) to be proposed for co-optation to the Board of Directors; and

(c)

the candidate (in the case of a single vacancy) or candidates (in the case of multiple vacancies) to be proposed for co-optation to the Board of Directors shall be selected in a single round of voting where all votes attaching to Restricted Shareholder Voting Shares may be cast and the provisions of Article 21.3 shall apply mutatis mutandis thereto.

22.4    In the instance set out in Article 22.1(c), the number and percentage of Restricted Shares and Ordinary Shares held by a Restricted Shareholder Group shall be calculated on the basis of the number of such Shares held by it on the 120th calendar day prior to the ordinary Shareholders’ Meeting referred to in Article 32.1 held most recently prior to the vacancy arising.

Article 23.	CHAIRPERSON OF THE BOARD

The Board of Directors shall elect one of its members to be chairperson, who shall be an independent director appointed in accordance with Article 19.3(a) or a Restricted Share Director appointed in accordance with Article 19.3(c). The Board may elect one or more vice-chairperson(s). The Shareholders’ Meeting may, upon proposal of the Board of Directors, confer honorary status on former chairpersons, vice-chairpersons or directors. The Board of Directors may then invite them to attend its meetings in an advisory capacity.

Article 24. BOARD MEETINGS

24.1    The Board of Directors shall meet as frequently as the interests of the Company shall require. The Board of Directors shall hold regular meetings at such times as may be from time to time fixed by a resolution of the Board of Directors.

A meeting of the Board of Directors shall be held without notice immediately before the ordinary Shareholders’ Meeting. In addition, special meetings of the Board of Directors may be called and held at any time upon the call of either the chairperson of the Board of Directors or at least two directors, by notice to each director at least three Business Days before the meeting. Reasonable efforts shall be made to ensure that each director actually receives timely notice of any such special meeting. Where duly justified by emergency and by the corporate interest of the Company, the above notice period of three Business Days may be waived by the unanimous consent of the directors expressed in writing.

24.2    Convening notices may validly be made in writing, or sent by electronic mail, provided that no notice (other than the resolution fixing their time) need be given as to regularly scheduled meetings. Meetings of the Board of Directors shall be convened at the registered office of the Company or at the place indicated in the notice convening the meeting.

24.3    The meetings of the Board of Directors shall be conducted under the chairpersonship of the chairperson of the Board of Directors or, in case of impediment, a vice-chairperson (if any has been elected) or a director appointed by his/her fellow directors.

24.4    Any or all of the directors may participate in a meeting of the Board of Directors by means of telephone, videoconference or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting by such means shall constitute presence in person at such meeting.

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Decisions of the Board of Directors may also be adopted, without any physical meeting, by the unanimous consent of the directors expressed in writing.

24.5    The Board of Directors may invite one or more individuals whether or not employees of the Company or its subsidiaries within the meaning of article 1:15 of the Code, to contribute their experience and knowledge to the deliberations of the Board of Directors and may, to that effect and for a duration that it determines for each of them, allow them to attend its meetings, in whole or in part, in an advisory and non-voting capacity. Such individuals will not qualify as director for the purpose of these Articles of Association, the Code or any other purpose. The Board of Directors determines the amount of their remuneration.

24.6    All directors shall be provided with all information that the Board of Directors considers necessary for the performance of its duties and all information that the Board of Directors considers is material to the Company.

Article 25. DELIBERATIONS

25.1    The Board of Directors may validly deliberate only if the majority of the directors are present or represented. As an exception, in any case of force majeure, the quorum for the Board of Directors shall be four directors present or represented and the Board of Directors may validly deliberate only with respect to actions required to be taken to protect the interests of the Company in connection with the circumstances of force majeure.

25.2    Any director may grant a proxy to another director in order to be represented at a specific meeting. Such proxies must be recorded in a proxy form bearing the director’s signature (which may be a digital signature as defined in the Civil Code) and must be notified to the Board of Directors by letter, or e-mail. However, no director may hold a proxy for more than one director. A director so represented shall be deemed to be present in person.

25.3    Decisions at a meeting of the Board of Directors shall be taken by a majority of the votes cast, without taking into account abstentions. In case of an equality of votes, the chairperson of the meeting shall not have any casting vote.

Article 26. MINUTES OF BOARD MEETINGS

The decisions of the Board of Directors shall be recorded in minutes, kept at the registered office of the Company, and signed by the person acting as chairperson and a majority of members present at the meeting (including the chairperson).

Copies and extracts of the minutes under private deed may validly be signed by two directors, by a person to whom the day-to-day management of the Company has been delegated or by the Company Secretary.

Article 27. POWERS OF THE DIRECTORS

The Board of Directors shall have the powers to do all that is necessary or useful to achieve the corporate purpose of the Company, with the exception of those powers reserved to the Shareholders’ Meeting by law or these Articles of Association.

Irrespective of the Board of Directors’ general powers of representation as a collegial body, the Company shall be validly represented by two directors acting jointly.

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Article 28. CONFLICTS OF INTEREST AND RELATED-PARTY TRANSACTIONS

Directors will be required to arrange their personal and business affairs so as to avoid conflicts of interest with the Company within the meaning of article 7:96 of the Code. Any director with a direct or indirect conflicting financial interest on any matter before the Board of Directors will be required to bring it to the attention of both the statutory auditor and fellow directors, will not take part in any deliberation and vote related thereto, and will not be taken into account for the purpose of calculating the quorum for the vote by the Board of Directors on such matter. Conflicts of interest within the meaning of article 7:96 of the Code will be disclosed in accordance with the relevant legal provisions.

Any proposed related party decision or transaction falling within the scope of article 7:97 of the Code shall be submitted to a committee of three independent directors in accordance with such article and shall only be entered into after review by such committee.

Article 29. EXECUTIVE COMMITTEE - DELEGATED POWERS

29.1    The Board of Directors may set up an executive committee from amongst or outside its members (the Executive Committee) which shall not constitute a management board within the meaning of articles 7:104 and 7:107 of the Code. It shall fix the powers and procedures thereof and set the remuneration of its members which shall be charged to overheads.

29.2    The Board of Directors may confer the powers of day-to-day management of the Company, together with the power to represent the Company for such day-to-day management, upon one or more persons who may but need not be directors.

29.3    The Board of Directors, the Executive Committee, and the persons with the powers of day-to-day management within the limits of those daily management powers, may likewise grant special and specific authority to one or more persons of their choice. The production of a copy of the decision of the Board of Directors or the authority conferred by one or more persons with the powers of day-to-day management, by the Executive Committee or agents holding special authority shall constitute sufficient proof of their powers.

Article 30. AUDIT

30.1    The financial position, annual accounts and compliance with the law and these Articles of Association of transactions required to be disclosed in the annual accounts shall be audited by one or more statutory auditors, who may be natural or legal persons, appointed by the Shareholders’ Meeting.

30.2    The statutory auditors shall hold office for renewable periods of three years. The appointment of retiring auditors which have not been re-appointed shall terminate immediately after the closing of the ordinary Shareholders’ Meeting.

Article 31. REMUNERATION – EMOLUMENTS

The Shareholders’ Meeting may grant the directors’ emoluments, which shall be chargeable to overheads.

The statutory auditor(s) shall be remunerated by a fixed fee determined by the Shareholders’ Meeting at the beginning of his or her (their) mandate and which may be changed only by agreement between the parties.

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The Company is authorised to deviate from the provisions of article 7:91, indents 1 and 2, of the Code, in respect of any persons falling within the scope of such provisions.

Article 32. SHAREHOLDERS’ MEETINGS

32.1    The ordinary Shareholders’ Meeting shall be held, each year, on the last Wednesday of April at 11:00 am Belgian time, in one of the municipalities of the Brussels-Capital Region, in Leuven or in Liège, at the place designated by the convening notice. If such day is a legal public holiday in Belgium, the meeting shall be held at the same hour on the following Business Day.

32.2    The Board of Directors or the statutory auditor of the Company will be able to convene any ad hoc, special or extraordinary Shareholders’ Meeting. Shareholders representing 10% of the Company’s capital will also be able to request the Board of Directors to convene a Shareholders’ Meeting. The ad hoc, special or extraordinary Shareholders’ Meetings shall be held on the day, at the hour and in the place designated by the convening notice. They may be held at locations other than the registered office.

32.3    The notice made by the Board of Directors may validly be signed by the chairperson or by a person to whom the day-to-day management has been delegated.

Article 33. ADMISSION TO SHAREHOLDERS’ MEETINGS

33.1    In order to have the right to participate in and vote at the Shareholders’ Meeting, shareholders must:

(a)	have the ownership of their Shares recorded in their name, as at 24:00 Belgian time on the fourteenth calendar day preceding the date of the Shareholders’ Meeting (the Record Date):

(i)	through registration in the register of the registered Shares of the Company, for holders of registered Shares; or

(ii)	through book-entry in the accounts of an authorised account holder or clearing organisation, for holders of dematerialised Shares; and

(b)

notify the Company (or the person designated by the Company) by returning a signed original paper form or, if permitted by the Company in the notice convening the Shareholders’ Meeting, by sending a form electronically (in which case the form shall be signed by means of an electronic signature in accordance with applicable Belgian law), at the latest on the sixth calendar day preceding the day of the Shareholders’ Meeting, of their intention to participate in the Shareholders’ Meeting, indicating the number of Shares in respect of which they intend to do so. In addition, the holders of dematerialised Shares must, at the latest on the same day, provide the Company (or the person designated by the Company), or arrange for the Company (or the person designated by the Company) to be provided, with an original certificate issued by an authorised account holder or a clearing organisation certifying the number of Shares owned on the Record Date by the relevant shareholder and for which it has notified its intention to participate in the Shareholders’ Meeting.

An issuer of certificates representing registered Shares must notify its capacity as an issuer to the Company, which will record such capacity in the register of such Shares. An issuer who does not notify its capacity to the Company can only vote at a Shareholders’ Meeting if the written

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notification indicating its intention to participate in that Shareholders’ Meeting specifies its capacity of issuer.

An issuer of certificates representing dematerialised Shares must notify its capacity of issuer to the Company before exercising any vote, at the latest through the written notification indicating its intention to participate in the Shareholders’ Meeting, failing which such Shares cannot participate in voting.

33.2    Any shareholder with the right to vote may either personally participate in the Shareholders’ Meeting or give a proxy to another person, who need not be a shareholder, to represent it at a Shareholders’ Meeting.

A shareholder may designate, for a given Shareholders’ Meeting, only one person as proxy holder, except in circumstances where Belgian law allows the designation of multiple proxy holders.

The appointment of a proxy holder may take place in paper form or electronically (in which case the form shall be signed by means of an electronic signature in accordance with applicable Belgian law), through a form which shall be made available by the Company. The signed original paper form or electronic form must be received by the Company at the latest on the sixth calendar day preceding the date of the Shareholders’ Meeting.

Any appointment of a proxy holder shall comply with relevant requirements of applicable Belgian law in terms of conflicting interests, record keeping and any other applicable requirement.

33.3    Prior to the Shareholders’ Meeting, the shareholders or their proxies are required to sign an attendance sheet, indicating their first name, last name, and place of residence or corporate denomination and registered office, as well as the number of Shares in respect of which they are participating in the Shareholders’ Meeting. Representatives of legal entities must provide the documents evidencing their capacity as bodies or special proxy holders.

The natural persons, shareholders, bodies or proxy holders who take part in the Shareholders’ Meeting must be able to prove their identity.

33.4    The holders of profit sharing certificates, non-voting shares, subscription rights, convertible bonds as well as the holders of certificates issued with the assistance of the Company and representing securities issued by the latter, may insofar as the law entitles them to do so attend the Shareholders’ Meeting, and, as the case may be, participate in voting. If they propose to participate, they are subject to the same formalities concerning admission and access, and forms and filing of proxies, as those imposed on the shareholders.

Article 34. COMPETING RIGHTS

Co-owners, as well as pledgors and pledgees, must be represented by a sole person. The usufructuaries will represent the bare owners unless otherwise provided in the deed establishing the usufruct or agreed upon. In the event of dispute between the bare owner and the usufructuary concerning the existence or scope of such agreement or provision, only the usufructuary shall be admitted to participate in the Shareholders’ Meeting and participate in voting.

UNOFFICIAL ENGLISH TRANSLATION OF THE DUTCH/FRENCH ORIGINAL

Article 35. REMOTE VOTING BEFORE THE SHAREHOLDERS’ MEETING

Any shareholder may vote remotely before the Shareholders’ Meeting, by sending a paper form made available by the Company or, if permitted by the Company in the notice convening the Shareholders’ Meeting, by sending a form electronically (in which case the form shall be signed by means of an electronic signature in accordance with applicable Belgian law). The original signed paper form must be received by the Company at the latest on the sixth calendar day preceding the date of the Shareholders’ Meeting. Voting through the sending of the signed electronic form may occur until the calendar day before the date of the Shareholders’ Meeting.

The Company may also organise a remote vote before the Shareholders’ Meeting through other electronic communication methods, such as, among others, through one or several websites. It shall specify the practical terms of any such remote vote in the convening notice.

The Company will ensure that, when arranging remote electronic voting before the Shareholders’ Meeting, either through the sending electronically of a form or through other electronic communication methods, the Company is able, through the system used, to control the identity and capacity as shareholder of each person casting a vote electronically.

Shareholders voting remotely, must, in order for their vote to be taken into account for the calculation of the quorum and voting majority, comply with the conditions set out in Article 33.

Article 36. CHAIRPERSONSHIP AND OFFICE

The Shareholders’ Meeting shall be chaired by the chairperson of the Board of Directors, or, in case of absence or impediment, by a vice-chairperson, or in the absence of all such, by a director previously appointed for this purpose by the Board of Directors, or, in the absence of such appointment, by any of the directors present.

The chairperson of the meeting shall appoint the secretary, who does not need to be a shareholder. If the number of participants so requires, he or she shall appoint two tellers from among the shareholders or their representatives. The chairperson, the secretary and the tellers together form the office of the Shareholders’ Meeting.

The chairperson can appoint the office of the meeting prior to the opening of the meeting, and the latter can proceed to the verification of the powers of the participants prior to this opening.

Article 37. AGENDA AND DELIBERATIONS

37.1    The Shareholders’ Meeting may deliberate only the items on its agenda.

37.2    One or more shareholders representing at least 3% of the capital of the Company may request for items to be added to the agenda and submit resolution proposals in relation to existing agenda items or new items to be added to the agenda provided that they evidence the holding of such 3% shareholding as at the date of their request by a certificate evidencing the registration of the Shares in the register of Shares of the Company with respect to registered Shares or by a certificate issued by an authorised account holder or a clearing organisation certifying the book-entry of the Shares in one or more accounts held by such account holder or clearing organisation, with respect to dematerialised Shares.

Such right shall not be available in relation to a second extraordinary Shareholders’ Meeting that is convened for lack of a quorum at the first extraordinary Shareholders’ Meeting.

UNOFFICIAL ENGLISH TRANSLATION OF THE DUTCH/FRENCH ORIGINAL

The new agenda items and/or resolution proposals should be received by the Company in signed original paper form or electronically (in which case the form shall be signed by means of an electronic signature in accordance with applicable Belgian law), at the latest on the twenty- second calendar day preceding the date of the Shareholders’ Meeting and the Company shall publish a revised agenda at the latest on the fifteenth calendar day preceding the date of the Shareholders’ Meeting.

The handling of such new agenda items and/or resolution proposals during the Shareholders’ Meeting is subject to the relevant shareholder(s) having satisfied, with respect to Shares representing at least 3% of the capital, the conditions set forth in Article 33.

37.3    Each Share gives its holder the right to one vote at Shareholders’ Meetings.

For all matters, except as otherwise provided in these Articles of Association or by law, resolutions shall be passed by a majority of the votes cast.

Voting shall be by show of hands or through electronic devices.

37.4    Shareholders’ Meetings may be broadcast by way of live or recorded video conferences or audio conferences, in part or as a whole, via one or more websites as the case may be, from the place where the meeting is held to one or more remote places where some people, identified or not, are located. Physical persons who attend a Shareholders’ Meeting agree by this very fact that their picture may be so transmitted.

Article 38. MINUTES OF THE SHAREHOLDERS’ MEETING

The minutes of Shareholders’ Meetings shall be signed by the chairperson of the Shareholders’ Meeting, the secretary, the tellers and such shareholders (or proxies) who wish to do so.

Copies and extracts of the minutes under private deed may validly be signed by two directors, by a person to whom the day-to-day management of the Company has been delegated or by the Company Secretary.

Article 39. ADJOURNMENTS

39.1    Irrespective of the items on the agenda, the Board of Directors may adjourn any ordinary or other Shareholders’ Meeting. It can use this right at any time, but only after the opening of the meeting. Its decision, which does not have to be justified, must be notified to the Shareholders’ Meeting before the end of the meeting, and mentioned in the minutes.

Such adjournment cancels all decisions taken during the Shareholders’ Meeting.

39.2    The adjourned Shareholders’ Meeting shall be held again within five weeks with the same agenda. Shareholders wishing to participate in such Shareholders’ Meeting shall fulfil the admission conditions set out in Article 33.1(a) and (b). To this effect, a record date shall be set on the fourteenth calendar day at 24:00 Belgian Time preceding the date of the second Shareholders’ Meeting.

UNOFFICIAL ENGLISH TRANSLATION OF THE DUTCH/FRENCH ORIGINAL

Article 40. POWERS OF THE SHAREHOLDERS’ MEETING

A duly constituted Shareholders’ Meeting represents all the shareholders.

The Shareholders’ Meeting has the powers conferred on it by law. In addition, any acquisition or disposal of tangible assets by the Company for an amount higher than the value of one third of the Company’s consolidated total assets as reported in the Company’s most recent audited consolidated financial statements shall be within the exclusive jurisdiction of the Shareholders’ Meeting and shall be adopted with a majority of at least 75% of the votes cast at the Shareholders’ Meeting, regardless of the number of Shares attending or represented.

Article 41. TRANSACTIONS WITH A MAJOR SHAREHOLDER

In the event of (i) a contribution in kind to the Company with assets owned by any person or entity which is required to file a transparency declaration pursuant to applicable Belgian law or a subsidiary (within the meaning of article 1:15 of the Code) of such person or entity, or (ii) a merger of the Company with such a person or entity or a subsidiary of such person or entity, then such person or entity and its subsidiaries shall not be entitled to vote on the resolution submitted to the Shareholders’ Meeting to approve such contribution in kind or merger.

Article 42. ACCOUNTING RECORDS

The financial year shall begin on the first of January and end on the thirty-first of December each year.

At the end of each financial year, the Board of Directors shall draw up an inventory and the annual accounts of the Company.

Article 43. PROFIT ALLOCATION

The Shareholders’ Meeting shall allocate the net profit on the recommendation of the Board of Directors, provided that no less than 5% of the net profits of the Company, after deduction of overheads and depreciation, shall be allocated each year to the legal reserve. Such allocation to the legal reserve shall cease to be compulsory once the legal reserve has become equal to one- tenth of the share capital.

Ordinary Shares and Restricted Shares will have the same rights in relation to dividends and other distributions.

Article 44. PAYMENT OF DIVIDENDS

The annual dividends shall be paid at the dates and places decided by the Board of Directors.

The Board of Directors may pay an interim dividend in accordance with article 7:213 of the Code.

Article 45. WINDING UP

If the Company is dissolved, it shall be wound up in the manner decided by the Shareholders’ Meeting, which shall appoint the liquidator(s).

The liquidator(s) shall have all powers set out under the Code, subject to any restrictions imposed by the Shareholders’ Meeting.

UNOFFICIAL ENGLISH TRANSLATION OF THE DUTCH/FRENCH ORIGINAL

After all liabilities have been cleared, the balance of the assets owned by the Company shall be distributed equally among all the Shares.

Article 46. BONDHOLDERS’ MEETINGS

General meetings of bondholders shall be held in accordance with the provisions of articles 7:161 to 7:176 of the Code. The office for general meetings of bondholders shall be composed as provided for in Article 36.

Article 47. ADDRESS FOR SERVICE

Without prejudice to the next indent, any shareholder, bondholder, director, statutory auditor or liquidator of the Company not residing in Belgium shall elect an official address in Belgium. Otherwise he or she shall be deemed to have elected the registered office of the Company as his or her official address where all communications, notices, processes and documents may validly be sent to or served upon him or her.

Any shareholder, security holder, holder of certificate issued with the assistance of the Company, director or statutory auditor may communicate to the Company an email address at which such person can be reached. Any communication to such email address by the Company will be deemed valid.

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